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SEC /

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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10032039

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52600

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IMC Chicago, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 S. Wacker Drive, Suite 4300

Chicago IL 60606

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robin Van Boxsel 312-244-3324

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers, LLP

(Address) Chicago IL 60606

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robin Van Boxsel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IMC Chicago, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
KATIE M. TRIMBLE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES SEP. 25, 2011



Signature

Managing Director



Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Member of IMC-Chicago, LLC:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in member's capital, of changes in subordinated borrowings and of cash flows present fairly, in all material respects, the financial position of IMC-Chicago, LLC (the "Company") at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 1, 2010

IMC-Chicago, LLC
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 3,603,676
Certificate of deposits	1,036,912
Due from brokers	1,297,790
Securities owned, at fair value	3,873,454,039
Memberships in exchanges, at cost (fair value $12,551,610)	4,761,124
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $4,069,094)	13,163,345
Receivable from affiliate	5,347,082
Other assets	3,014,656
Total assets	$ 3,905,678,624
Liabilities and Member's Capital	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 3,787,835,961
Due to broker	39,573,506
Accrued compensation	24,705,889
Payable to affiliate	51,444
Accounts payable and accrued expenses	5,020,481
Total liabilities	3,857,187,281
Subordinated debt	5,000,000
Member's capital	43,491,343
Total liabilities and member's capital	$ 3,905,678,624

The accompanying notes are an integral part of the financial statements.

1. Organization and Summary of Significant Accounting Policies

Organization
IMC-Chicago, LLC's (the "Company") primary business is to conduct proprietary trading of securities and options on securities. The Company is a wholly owned subsidiary of IMC Americas, Inc. (the "Parent") who is a wholly owned subsidiary of FX Currency Management B.V, which is a wholly owned subsidiary of IMC Luxembourg Sarl which is a wholly owned subsidiary of IMC B.V. (the "Ultimate Parent"). The Company is an Illinois limited liability company established on April 27, 2000. The Company's principal operations are located in Chicago, Illinois.

In accordance with regulations under the Securities Exchange Act of 1934, the Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Chicago Board Options Exchange ("CBOE"), Philadelphia Stock Exchange, International Securities Exchange, NYSE Arca, NASDAQ, Chicago Board of Trade, and the Chicago Mercantile Exchange.

Revenue Recognition
Proprietary securities transactions are recorded on a trade-date basis with realized and unrealized gains and losses reflected in trading gains, net in the statement of operations (see Note 2 for additional information).

Memberships in Exchanges Owned
The Company's exchange memberships, which represent ownership interests in various exchanges and provide the Company with the right to conduct business on the exchanges are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Income Tax Status
The Company is not subject to federal and state income taxes, and accordingly, the Parent, as the sole member, is responsible for reporting its share of the Company's taxable income or loss. The Company is included in the consolidated federal and state income tax returns filed by the Parent.

The Company adopted the authoritative guidance on accounting for and disclosure of uncertain tax positions on January 1, 2009, which provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This guidance requires the affirmative evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether it is "more-likely-than-not," (i.e., greater than 50 percent) of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold may result in a tax benefit or expense in the current year.

This guidance requires the Company to analyze all open tax years of the Parent, as defined by the statutes of limitations, for all major jurisdictions, which includes federal and certain states. Years that remain subject to examination include federal from 2006 to present and Illinois from 2006 to present. For all open tax years and all major taxing jurisdictions through the end of the reporting period, the Company reviewed all tax positions taken or expected to be taken and concluded that the adoption of this guidance did not have an effect on the Company's results of operations or financial position. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are recorded at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of the assets, which are 3 years for equipment, 5 years for furniture and the lesser of the useful life of the asset or lease term for leasehold improvements.

Cash and Cash Equivalents
Cash and cash equivalents include cash in banks and certificates of deposit with an original maturity of three months or less at the date of acquisition.

Due to and Due from Brokers
Due to and due from brokers on the statement of financial condition includes cash held on deposit at the clearing brokers for open positions, amounts due brokers for the net settlement of trades and variation margin for open future positions. The Company may obtain short-term financing from its brokers through borrowing against its proprietary positions, subject to collateral maintenance requirements.

Securities Owned and Securities Sold, not yet Purchased
Substantially all the Company's securities owned and securities sold, not yet purchased, are held at major financial institutions which are permitted by contract or custom to sell or repledge these securities. Securities owned and securities sold, net yet purchased are reflected on the statement of financial condition at fair value (see note 2).

Interest and Dividend Income and Expense
Dividends received (paid) on equity securities and exchange traded funds are recognized as income (expense) on the ex-dividend date. Interest income (expense) is recognized on the accrual basis.

Financial Instruments
Management estimates the aggregate carrying value of financial instruments (including receivables and payables) recognized on the statement of financial condition approximates their fair value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Foreign Currency
Securities and cash deposits with brokers denominated in foreign currencies are translated into U.S. dollar amounts at the spot rate on the date of valuation. Purchases and sales of securities denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions. The Company does not isolate the portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ significantly from those estimates.

2. Fair Value of Financial Instruments

The guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. In April 2009, this guidance was amended to provide clarification of fair value when the volume and level of activity for an asset or liability have decreased significantly, and provides guidance for determining the concurrent weighting of the transaction price relative to fair value indications from other valuation techniques when estimating fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows.

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3 Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Throughout 2009 and for the year then ended, the Company did not own any financial assets or liabilities that would be considered Level 3 within the hierarchy described above.

Securities owned and securities sold, not yet purchased which are traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation or at the mid of the closing bid and closing ask. These financial instruments are classified as Level 1 in the fair value hierarchy.

Investments in securities include certificates of deposit with maturity dates, when purchased, of more than three months held at a reputable financial institution. These investments are stated at cost plus accrued interest, which approximates fair value. These financial instruments are classified as Level 2 in the fair value hierarchy.

All investments, other than certificates of deposits, held at December 31, 2009 are part of the Company's proprietary trading strategy and are held short-term.

The following table presents securities owned at fair value as of December 31, 2009:

Description	December 31, 2009	Quoted Prices or Identical Assets in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Certificates of deposit	$ 1,036,912	$ -	$ 1,036,912	$ -
Equity securities and exchange traded funds	672,320,826	672,320,826	-	-
Options	3,201,133,213	3,201,133,213	-	-
Futures (1)	602,823	602,823	-	-
Total	$ 3,875,093,774	$ 3,874,056,862	$ 1,036,912	$ -
Liabilities				
Equity securities and exchange traded funds	$ 650,371,457	$ 650,371,457	$ -	$ -
Options	3,137,464,504	3,137,464,504	-	-
Futures (2)	5,938,630	5,938,630	-	-
Total	$ 3,793,774,591	$ 3,793,774,591	$ -	$ -

(1) Represents urealized appreciation on futures which is included net in due to broker on the statement of financial condition

(2) Represents urealized depreciation on futures which is included net in due to broker on the statement of financial condition

3. Derivative and Hedging Activities

During the current fiscal period, the Company adopted the authoritative guidance regarding derivative and hedging disclosures. This guidance is intended to enhance financial statement disclosure for derivative instruments and hedging activities and enable investors to better understand: a) how and why the Company uses derivative instruments; b) how derivative instruments are accounted for; and c) how derivative instruments affect the Company's financial position, results of operations and cash flows. The Company records derivative instruments at fair value with changes in the fair value recognized as trading gains, net in the statement of operations. Even though the Company's investment in derivatives may represent economic hedges, under this guidance they are considered to be non-hedge transaction for financial reporting purposes.

The derivatives used by the Company are subject to various risks similar to those related to the underlying financial instruments, including market risk. The Company uses these instruments in the normal course of its business to take proprietary trading positions and to manage market risk. The Company recognizes all of its derivative contracts as either assets or liabilities on the statement of financial condition at fair value.

The Company transacts in derivative financial instruments including exchange-traded options and futures. These are instruments whose values are based, in part, upon underlying assets, indices, or reference rates or a combination of these factors, and generally represent future commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. Exchange-traded derivative financial instruments are standardized and include futures and certain options contracts.

Options are contracts that grant the holder, in return for payment of the purchase price (the "premium") of the option, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date, from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options, changes in interest rates and market volatility (as applicable). Options written by the Company do not give rise to counterparty credit risk in excess of any unpaid premium because, if exercised by the counterparty, they obligate the Company, not its counterparty, to perform.

Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price. These contracts may, in general, be settled in cash or through delivery of the underlying instrument. Futures contracts can be closed out at the discretion of the Company. However, illiquidity in the market could prevent the timely close-out of any unfavorable positions or require the Company to hold those positions until their expiration date, regardless of the changes in their value or the Company's investment strategy. The Company attempts to manage market risk in accordance with risk limits set by the Company by buying or selling instruments or entering into offsetting positions.

The following table sets forth the fair value and the number of the Company's derivative contracts by underlying risk exposure as of December 31, 2009. Gross derivative contracts in the table below exclude the effect of netting and do not represent the Company's actual exposure which may ultimately be reduced by netting agreements.

	Derivative assets	Derivative liabilities	Number of contracts
Options	$3,201,133,213	$3,137,464,504	1,581,186
Futures	1,289,452,962	1,320,201,471	36,183
Gross fair value of derivative contracts	**$4,490,586,175**	**$4,457,665,975**	**1,617,369**

The fair values of options in the table above are reflected in securities owned and securities sold, not yet purchased on the statement of financial condition. The fair values of futures are presented gross in the table above and are recorded net in due to broker on the statement of financial condition.

The following table sets forth the Company's net gains related to trading activities of derivative financial instruments, by underlying risk exposure, for the year ending December 31, 2009, and are included in trading gains, net in the statement of operations.

Type of instruments	
Options	$ 55,085,652
Futures	891,843,097
Total	**$ 946,928,749**

The Company attempts to manage the risks associated with its derivative financial instruments along with its speculative investing activities in cash instruments as part of its overall risk management process (discussed in Note 4).

4. Risk Management

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments consist primarily of equity securities, exchange traded funds, options and futures. Settlement of these transactions takes place in the United States through clearing brokers utilized by the Company. These instruments are typically transacted on a highly leveraged basis and involve elements of market and credit risk that may exceed the amounts reflected on the statement of financial condition. Market risk arises from fluctuations in interest rates, volatilities, foreign exchange rates, future dividend expectations and equity prices.

Financial instruments sold, not yet purchased, represent obligations of the Company to deliver specific securities at the contracted prices and thereby create a liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected on the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected on the statement of financial condition as the ultimate obligation may be unlimited.

The Company generally invests on a highly leveraged basis, through margin and borrowing arrangements and through the degree of leverage typically embedded in the derivative financial instruments in which it invests. The use of leverage can dramatically magnify both gains and losses. Leverage through margin borrowings requires collateral to be posted with the Company's brokers. The Company's brokers generally have broad discretionary authority over valuing the collateral posted and requiring the posting of additional collateral. The brokers may have the right to reduce the value of such collateral or to require the posting of additional collateral even if no actual transaction in the underlying instrument has occurred, potentially resulting in the issuance of a margin call. This could also result in the Company having to sell assets at a time when the Company would not otherwise choose to do so.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This results in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC or the CBOE.

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of its obligations of another member who may default on its obligation to the exchange. While the rules governing different exchange memberships may vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

5. Commitments

The Company leases certain office space under a noncancelable lease expiring in 2020. Rent expense was $680,662 for the year ended December 31, 2009.

At December 31, 2009, the Company's future minimum rental commitments based upon the terms under its noncancelable operating lease were as follows:

Year Ended December 31,		
2010	$	620,499
2011		754,269
2012		938,144
2013		1,079,529
2014		1,105,673
Thereafter		5,246,622
	$	9,744,736

The terms of the Company's principal lease requires a security deposit of $1,000,000 which the Company satisfied by providing the lessor a standby letter of credit from a financial institution in the amount of $1,000,000. The letter of credit was issued on March 2, 2009 and will expire on January 22 2010 ("Expiration Date"), unless, not less than thirty days prior to the Expiration Date, the financial institution notifies the Company in writing that it has elected to not consider this letter of credit extended for any such additional period. In case of notification by the financial institution the Company may draw the full amount available on or before the expiration date. In case of no notification the letter of credit is automatically extended for a period of one year. As of December 31, 2009, the Company has not received a notification from the financial institution and has extended the letter of credit for one year. No amounts were outstanding on the letter of credit during the year ended December 31, 20009 and the interest rate as of December 31, 2009 is 3.5%. The letter of credit is collateralized by $1,000,000 of certificates of deposit with the financial institution.

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known as any such exposure would be based on future claims which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote.

6. Borrowings

The subordinated borrowing outstanding of $5,000,000 as of December 31, 2009 has a maturity date of February 3, 2010 and variable interest rate which is benchmarked to the prime rate. At December 31, 2009, the interest rate on this subordinated debt was 5.25%

The subordinated borrowing was approved by the CBOE for inclusion in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid.

7. Related Parties

On January 1, 2006, the Company entered into a Service Level Agreement with the Ultimate Parent. As part of the agreement, the Ultimate Parent has agreed to provide infrastructure services to the Company which is included net in intercompany charges in the statement of operations. The infrastructure services include technology, marketing and communication, and support services. Reimbursement to the Ultimate Parent for services occurs on a quarterly basis. For the year ended December 31, 2009, total infrastructure charges were $12,566,656. As an offset for these charges, the Company requests reimbursement from the Ultimate Parent and the Ultimate Parent's affiliates for global infrastructure costs the Company has incurred on behalf of these entities. For the year ended December 31, 2009, total infrastructure charges reimbursed by the Ultimate Parent and the Ultimate Parent's affiliates amounted to $8,818,019.

As discussed above, the Company has significant transactions with its Ultimate Parent. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

8. Net Capital Requirements

The Company is subject to the net capital requirements of the SEC under Rule 15c3-1 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $25,385,256, which was $24,385,256 in excess of its required net capital of $1,000,000. The Company's aggregate indebtedness to net capital ratio was 0.2 to 1 as of December 31, 2009.

9. Subsequent Events

The Company has performed an evaluation of subsequent events through March 1, 2010, which is the date the financial statements were issued and the only event identified was the repayment of the subordinated borrowing on February 3, 2010, which was the original stated maturity date on the subordinated borrowing.